Exhibit 99.1

Valens Semiconductor’s CEO, Gideon Ben Zvi will step down from office by the end of 2025

Hod Hasharon, ISRAEL. May 22nd, 2025 – Valens Semiconductor (NYSE:VLN) (“Valens”), a leader in high-performance connectivity, has announced that Gideon Ben Zvi will conclude his tenure as CEO by the end of 2025.

Mr. Ben Zvi's retirement follows the successful achievement of several key milestones within Valens. These include the commercial launch of the VA6320, the company's next-generation USB 3.0 extension chipset for AV and industrial customers, securing three design wins for Valens' MIPI A-PHY-compliant VA7000 chipsets in collaboration with major European car OEMs and strategic collaboration with Mobileye to facilitate advanced driving applications in vehicles starting in 2026. In addition to the above, Valens has recently announced a partnership with ESWIN to bring joint MIPI A-Phy offerings to the China market, and has established a new Cross Industry Business (CIB) segment aimed at enhancing Valens' growth in both existing and new markets.

Gideon will continue leading the company until the end of 2025 or until a new CEO is appointed. He will continue to contribute to Valens as a board member.

“I am proud to have had the privilege of leading the exceptional team that has transformed Valens into a world-class leader in high-performance connectivity through continuous innovation and a commitment to excellence. I will step down with a profound sense of achievement and wish to express my gratitude to all our employees, customers, and stakeholders for our shared journey,” stated Ben Zvi.

Dr. Peter Mertens, chairman of the board of Valens, remarked: “On behalf of the board of directors, I would like to extend our heartfelt thanks to Gideon for his significant contributions to the company over the past 5years as CEO. Under his leadership, Valens has established itself as a standard-setting and a thought-leader, expanded its global presence, and consistently demonstrated the technological superiority of its high performance chipsets. We are deeply appreciative of Gideon’s vision, commitment, and dedication to Valens’ success and look forward to his continued contribution through a successful transition and as a board member thereafter.”

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens' chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our financial goals for 2029  and potential acquisition opportunities. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor's ("Valens") management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers' demand; disruptions in relationships with any one of Valens' key customers; any difficulty selling Valens' products if customers do not design its products into their product offerings; Valens' dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens' Form 20-F filed with the SEC on February 26, 2025 under the heading "Risk Factors," and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens' expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens' assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens' assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Valens Media Contacts

Yoni Dayan
Head of Communications
Valens Semiconductor Ltd.
Yoni.dayan@valens.com

Valens Investor Contacts:

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor Ltd.

Michal.Benari@valens.com

SOURCE Valens Semiconductor